UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one):   |X| Form 10-K |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
               |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                For Period Ended:   December 31, 2007
                                  --------------------

                |_|   Transition Report on Form 10-K

                |_|   Transition Report on Form 20-F

                |_|   Transition Report on Form 11-K

                |_|   Transition Report on Form 10-Q

                |_|   Transition Report on Form N-SAR

                For the Transition Period Ended:
                                                   ---------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

1st Independence Financial Group, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

8620 Biggin Hill Lane
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Address of Principal Executive Office (Street and Number)

Louisville, Kentucky  40220-4117
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a)  The reason described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense
      | (b)  The subject annual report, semi-annual report, transition report on
      |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |      portion thereof, will be filed on or before the fifteenth calendar
|X|   |      day following the prescribed due date; or the subject quarterly
      |      report or transition report on Form 10-Q, or portion thereof, will
      |      be filed on or before the fifth calendar day following the
      |      prescribed due date; and
      | (c)  The accountant's statement or other exhibit required by
      |      Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     During November 2007, 1st Independence Financial Group, Inc. (the "Company") performed its annual impairment test of goodwill with no indication of any impairment. Subsequently in December 2007, the Company entered into negotiations with several financial institutions regarding a potential sale of the Company and on February 26, 2008, the Company entered into an Agreement and Plan of Merger with MainSource Financial Group, Inc. and this occurrence of a potential indicator of impairment being the more-likely-than-not-expectation that the Company will be sold required the Company to perform an interim assessment of goodwill. The interim assessment resulted in a goodwill impairment charge of $2.856 million being recorded effective December 31, 2007. The interim assessment further resulted in the Company being unable without unreasonable effort and expense to prepare its accounting records in sufficient time to allow BKD, LLP, the Company's independent registered public accounting firm, to complete its review of the Company's consolidated financial statements for the year ended December 31, 2007 before the required filing date for the Form 10-K. The Company intends to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

 PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Michael Wilbourn       502               753-0505
------------------    ----------        -----------------
      (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                            Yes  |X|     No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            Yes  |X|     No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2007, the Company expects to report a net loss of $4.771 million or $(2.42) per diluted share compared to net income of $1.940 million or $0.99 per diluted share for the year ended December 31, 2006. Signifigant factors impacting 2007 results include a fourth quarter 2007 provision for loan losses of $4.32 million (for further information refer to the Form 8-K filed by the Company on February 27, 2008) and a goodwill impairment charge of $2.856 million previously mentioned in Part III of this Form 12b-25.


                1st Independence Financial Group, Inc.
                --------------------------------------
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2008                 By:  /s/ R. Michael Wilbourn
                                         --------------------------
                                         R. Michael Wilbourn,
                                         Executive Vice President
                                         and Financial Officer